UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

XPONENTIAL FITNESS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98422X101

(CUSIP Number)

Mark Grabowski

H&W Investco LP

781 Boston Post Rd. #1313

Madison, CT 06443

Telephone: (646) 321-0134

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS H&W Investco LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,623,677(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,623,677(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,623,677(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (see Item 5 below)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 12,623,677 shares of Class B Common Stock of the Issuer (See Item 5)

1	NAME OF REPORTING PERSONS H&W Investco II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,610,680(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,610,680(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,610,680(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (See Item 5)
14	TYPE OF REPORTING PERSON PN

(2)	Consists of 11,610,680 shares of Class A Common Stock of the Issuer (See Item 5).

1	NAME OF REPORTING PERSONS Mark Grabowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,234,357(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,234,357(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,234,357(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

(3)	Consists of Consists of: (i) 11,610,680 shares of Class A Common Stock held by H&W Investco II LP and (ii) 12,623,677 shares of Class B Common Stock held by H&W Investco LP (See Item 5).

Item 1. Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to shares of Class A Common Stock of Xponential Fitness, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 17877 Von Karman Ave, Suite 100, Irvine, CA, 92614.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) H&W Investco LP, a Delaware limited partnership (“Investco I”), (ii) H&W Investco II LP, a Delaware limited partnership (“Investco II”) and (iii) Mark Grabowski, an individual (collectively, the “Reporting Persons”). In addition, information is provided herein for MGAG LLC, a Delaware limited liability company (“MGAG”), which is the general partner of each of Investco I and Investco II.

(b) The business/residence address for each Reporting Person is 781 Boston Post Rd. #1313, Madison, CT 06443.

(c) Investco I is the record holder of 12,623,677 shares of Class B Common Stock and Investco II is the record holder of 11,610,680 shares of Class A Common Stock (collectively, the “Shares”). As the general partner of each of Investco I and Investco II, MGAG may be deemed the beneficial owner of the Shares. As the sole managing member and controlling person of MGAG, Mr. Grabowski may be deemed to be the beneficial owner of the Shares. Each of MGAG and Mr. Grabowski disclaims beneficial ownership of such Shares.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

Investco I was an initial investor and the controlling equityholder of H&W Franchise Holdings LLC, a Delaware limited liability company (“H&W Franchise Holdings”). The total amount of investment made by Investco I in H&W Franchise Holdings was approximately $108,921,986. Xponential Fitness, Inc. (the “Issuer”) was formed to facilitate an initial public offering (the “IPO”) of the family of fitness brands owned by H&W Franchise Holdings and serves as the issuer of Class A Common Stock offered in the IPO and Class B Common Stock issued in connection with the Reorganization (defined below). In connection with the Reorganization, the beneficial ownership of certain investors in Investco I was restructured into beneficial ownership in Investco II.

After a series of transactions in connection with the IPO (the “Reorganization”):

•

Investco I became the holder of an aggregate of (i) 12,623,677 LLC units (the “LLC Units”) of Xponential Intermediate Holdings LLC, a Delaware limited liability company and the surviving entity of a merger with H&W Franchise Holdings (“Xponential Holdings”), subject to the terms of the second amended and restated limited liability company operating agreement of Xponential Holdings (the “Amended LLC Agreement”), and (ii) 12,623,677 shares of Class B Common Stock of the Issuer, and

•

Investco II became the holder of an aggregate of 11,610,680 shares of Class A Common Stock of the Issuer. For a detailed description of the Reorganization and the Amended LLC Agreement, see the Issuer’s Prospectus Supplement to the Registration Statement on Form S-1, as amended and supplemented, filed on July 26, 2021 (the “Prospectus”).

On July 26, 2021, the Reorganization was completed. Thereafter, the Issuer publicly offered an aggregate of 10,000,000 shares of Class A Common Stock at an initial public offering price of $12.00 per share.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons intend to evaluate the investment in the Issuer and its subsidiaries and options with respect to such investment on an ongoing basis.

The Reporting Persons may acquire additional shares of Class A Common Stock and/or other securities of the Issuer from time to time. Mr. Grabowski, who is also a director of the Issuer, has sole dispositive and voting power and may dispose of any or all of shares of Class A Common Stock and Class B Common Stock or other securities held or beneficially owned by the Reporting Persons.

From time to time, the Reporting Persons may engage in discussions with the Issuer’s board of directors (the “Board”) and/or members of the Issuer’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer. The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with the other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b)

As of the date hereof:

•

Investco I directly owns 12,623,677 shares of Class B Common Stock of the Issuer, representing approximately 20.8% of the Issuer’s issued and outstanding shares of Class A Common Stock and Class B Common Stock (collectively, “Common Stock”). Investco I has shared dispositive and voting power over such shares. In addition, Investco I directly owns 12,623,677 LLC Units, each of which may be redeemed for, together with the cancellation of a share of Class B Common Stock, one share of Class A Common Stock or a cash payment equal to the volume weighted average market price of one share of Class A Common Stock for each LLC Unit redeemed.

•

Investco II directly owns 11,610,680 shares of Class A Common Stock, representing approximately 19.2% of the Issuer’s issued and outstanding shares of Common Stock. Investco II has shared dispositive and voting power over such shares.

•

MGAG is the general partner of each of Investco I and Investco II and therefore is deemed to beneficially own 11,610,680 shares of Class A Common Stock held by Investco II and 12,623,677 shares of Class B Common Stock held by Investco I, or an aggregate of 24,234,357 shares of Common Stock, representing approximately 40.0% of issued and outstanding shares of Common Stock. MGAG has sole power to dispose and vote such shares. As the sole managing member and controlling person of MGAG, Mr. Grabowski may be deemed the beneficial owner of an aggregate of 24,234,357 shares of Common Stock, representing approximately 40.0% of issued and outstanding shares of Common Stock, and Mr. Grabowski has sole power to dispose and vote such shares.

The percentages of beneficial ownership reported herein are calculated based on a total voting power of 60,425,596 issued and outstanding shares of Common Stock, which consists of (i) 22,994,044 issued and outstanding shares of Class A Common Stock; (ii) 13,888,889 shares Class A Common Stock issuable upon conversion of an aggregate of $200,000,000 of convertible preferred stock issued by the Issuer concurrently with the IPO at a conversion price of $14.40 per share; and (iii) 23,542,663 issued and outstanding shares of Class B Common Stock, as disclosed in the Prospectus. Each holder of Class A Common Stock and Class B Common Stock is entitled to one vote per share on all matters submitted to Issuer’s stockholders for a vote.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of MGAG and Mr. Grabowski disclaims beneficial ownership of all of the shares of Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as described in this Schedule 13D, including such transactions disclosed in the Prospectus, to the knowledge of the Reporting Persons, the Reporting Persons have not effected any transactions in the shares of Class A Common Stock or Class B Common Stock during the past 60 days.

(d) As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended LLC Agreement.

In connection with the Reorganization and prior to the IPO, the Issuer, Xponential Holdings, Investco I and certain other members of Xponential Holdings entered into the Amended LLC Agreement. The Amended LLC Agreement includes various provisions governing certain rights and obligations of the members of Xponential Holdings and the Issuer. Under the Amended LLC Agreement, members of Xponential Holdings (other than the Issuer), including Investco I, have the right to require Xponential Holdings to redeem all or a portion of the LLC Units for, at Issuer’s election, newly-issued shares of Class A Common Stock of Issuer on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of Class A Common Stock for each LLC Unit redeemed or the net proceeds from a substantially contemporaneous offering of Class A Common Stock in accordance with the Amended LLC Agreement. If the Issuer decides to make a cash payment, the holder of an LLC Unit has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its LLC Units to Xponential Holdings for cancellation. The Amended LLC Agreement will require that Issuer contribute cash or shares of Class A Common Stock to Xponential Holdings in exchange for newly-issued LLC Units in Xponential Holdings that will be issued to the Issuer in an amount equal to the number of LLC Units redeemed from the holders of LLC Units. Xponential Holdings will then distribute the cash or shares of Class A Common Stock of Issuer to such holder of an LLC Unit to complete the redemption. Additionally, in the event of a redemption request from a holder of LLC Units, the Issuer may, at its option, effect a direct exchange of cash or Class A Common Stock for LLC Units in lieu of such a redemption. Whether by redemption or exchange, Issuer is obligated to ensure that at all times the number of LLC Units that the Issuer owns equals the number of shares of Class A Common Stock issued by it. Shares of Class B Common Stock will be cancelled on a one-for-one basis if the Issuer, following a redemption request from a holder of LLC Units, redeems or exchanges LLC Units of such holder pursuant to the terms of the Amended LLC Agreement. The above summary is qualified by reference to the complete text of the Amended LLC Agreement, a copy of which is attached as Exhibit 2 hereto.

Registration Rights Agreement

Certain persons, including Investco I and Investco II, are parties to that certain registration rights agreement (the “Registration Rights Agreement”) with the Issuer. At any time after the earlier of 181 days following the completion of the IPO, subject to several exceptions and conditions, parties to the Registration Rights Agreement may require that Issuer register for public resale under the Securities Act all or any portion of their shares of Common Stock constituting registrable securities that they request be registered at any time following the IPO. If the Issuer proposes to register any of its securities under the Securities Act for its own account or the account of any other holder, parties to the Registration Rights Agreement are entitled to notice of such registration and to request that Issuer include their registrable securities for resale on such registration statement. The above summary is qualified by reference to the complete text of the Form of Registration Rights Agreement, a copy of which is attached as Exhibit 3 hereto.

Tax Receivable Agreement

Investco I and equityholders of Investco II are parties to that certain Tax Receivable Agreement (the “Tax Receivable Agreement”), which provides for, among other things, payment by the Issuer of 85% of the U.S. federal, state and local income tax or franchise tax savings realized by the Issuer as a result of (i) certain favorable tax attributes Issuer will acquire from certain mergers effected in connection with the Reorganization (including net operating losses and the disappearing entities’ allocable share of existing tax basis), (ii) increases in the Issuer’s allocable share of existing tax basis and tax basis adjustments that may result from (x) certain contributions and certain redemptions, each effected in connection with the Reorganization, (y) future taxable redemptions and exchanges of LLC Units by members of Xponential Holdings (other than the Issuer) and (z) certain payments made under the Tax Receivable Agreement, and (iii) deductions in respect of interest under the Tax Receivable Agreement. The above summary is qualified by reference to the complete text of the Form of Tax Receivable Agreement, a copy of which is attached as Exhibit 4 hereto.

Item 7. Materials to Be Filed as Exhibits

Exhibit Number	Description of Exhibit

1	Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of August 5, 2021, by and among LAG Fit, Inc. and Anthony Geisler.

2	Form of Amended LLC Agreement (filed as Exhibit 10.12 the Issuer’s Registration Statement on Form S-1/A filed on June 29, 2021, and incorporated herein by reference).

3	Form of Registration Rights Agreement (filed as Exhibit 10.15 to the Issuer’s Registration Statement on Form S-1 filed on June 25, 2021, and incorporated herein by reference).

4	Form of Tax Receivable Agreement (filed as Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1/A filed on July 15, 2021, and incorporated herein by reference).

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2021

H&W INVESTCO LP

By: MGAG LLC, as its general partner

By:	/s/ Mark Grabowski
Name:	Mark Grabowski
Title:	Managing Partner

H&W INVESTCO II LP

By: MGAG LLC, as its general partner

By:	/s/ Mark Grabowski
Name:	Mark Grabowski
Title:	Managing partner

MARK GRABOWSKI

/s/ Mark Grabowski
Name: Mark Grabowski